

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

July 25, 2022

Michael Behrens
Chief Executive Officer
My Racehorse CA LLC
120 Kentucky Ave., Suite 110
Lexington, Kentucky 40502

> **Re: My Racehorse CA LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No. 3**
> **Filed July 15, 2022**
> **File No. 024-11808**

Dear Mr. Behrens:

We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment No. 3 to Offering Statement on Form 1-A Filed July 15, 2022

General

1.   We note your revised disclosure in response to comment 1. We further note that Series Forever Rose and Series Cuvier are still listed in the Principal Interest Holders table on page 171. Please remove them from the table or tell us why you believe it is appropriate to retain them in the table.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Wirth at (202) 551-7127 or Dietrich King at (202) 551-8071 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Christopher Tinen